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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Joel Parker
Alyssa Wall
Erin Jaskot

Re:	StubHub Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Letter dated September 3, 2025
File No. 333-286000

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated September 3, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

The Company is concurrently filing with the Staff Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which has been revised to reflect the Company’s response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below the comment from the Staff contained in the Comment Letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such response are to page numbers in Amendment No. 3.

September 8, 2025

Amendment No. 2 to Registration Statement on Form S-1

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenue, page 87

1.	Please quantify and further explain the cause of the increase in refunded fees as a result of higher event cancellations. Refer to Item 303(b) of Regulation S-K.

Response: The Company has revised page 91.

*  *  *

September 8, 2025

We hope the foregoing is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP